SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  08 December, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
EBA Capital Exercise incorporating a capital buffer against sovereign exposures
8 December 2011

Bank of Ireland notes today's announcements by the European Banking Authority ("EBA") and the Central Bank of Ireland of the results of the EBA capital exercise incorporating a capital buffer against sovereign debt exposures.

Bank of Ireland's Core Tier 1 ratio at 30 September 2011, for the purpose of the EBA capital exercise, of 12.9% is 3.9% or €2.7 billion in excess of the 9% Core Tier 1 capital requirement.  For the purpose of this exercise, Bank of Ireland's Core Tier 1 ratio was calculated using the EBA methodology and, in addition, it excluded €0.8 billion of gains related to liability management exercises completed between July 2011 and end September 2011 and circa €0.4 billion of gains arising from further liability management exercises undertaken between end September 2011 and early December 2011.  These gains will be included in the Core Tier 1 capital of the Bank of Ireland when the independent audit of the year end accounts is finalised.

As noted by the Central Bank of Ireland, the results show that Bank of Ireland does not require any additional capital.

The EBA stress test results applicable to Bank of Ireland are available at
www.bankofireland.com/investor

ENDS

Ends For further information, please contact:
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  08 December, 2011